Exhibit 21

Entity Name	Domicile
Communication Capital, LLC	DE
JJCK, LLC	TX
LMC Cheetah 1, LLC	DE
LMC Cheetah 4, LLC	DE
Skyhook Europe Ltd.	England
Skyhook Software Services Ltd.	China
Skyhook Wireless, Inc.	DE
TruePosition, Inc.	DE
TP Israel, LLC	DE
TP Nigeria, LLC	DE
TPRT, LLC	DE
TP UK, LLC	DE